COMPASS ENERGY CORPORATION
                           2470 Leone Avenue, Suite E
                          Walnut Grove, Georgia 30052



March 2, 2004


United States Securities And Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:     Compass Energy Corporation
        Form 10-SB filed January 5, 2004
        File No. 000-50537

Dear Sir and Madam:

Please allow this letter to serve as an application for immediate withdrawal of the above-captioned registration statement in accordance with Rule 477 under the Securities Act of 1933, as amended. We are currently unable to fully respond to the Commission's comments in its letter dated February 3, 2004, inasmuch as we must prepare and file periodic reports for our Company since the year 2000 in order to comply with the Commission's rules, yet the registration statement is scheduled to become effective on March 5, 2004. Accordingly, we request withdrawal of the registration statement so that we may prepare our periodic reports and resubmit the registration statement at a later time.

For your information, no securities were sold in connection with said registration statement or in reliance thereon.

If you have any questions or comments, please do not hesitate to call us. Thank you for your assistance.




Sincerely,

COMPASS ENERGY CORPORATION


By:   /s/  Peter Iodice
      -----------------
      Peter Iodice
      Chairman and President



cc:   Harold H. Martin, Esq.